Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), July 16th, 2024

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the non-public corporation (sociedad anónima) Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market (the “Commission”).

In relation to what was informed in the Material Fact sent to the Commission on December 20th, 2023, we hereby inform you that, after meeting the agreed conditions precedent, the Company and its subsidiary Inversiones Arauco Internacional Limitada (together with Arauco, the “Sellers”) have transferred on the date hereof all the shares and social rights that the Sellers directly held in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A. and indirectly held in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., which hold assets mainly in the state of Paraná, Brazil.

The sale price, which arises to the sum of US$ 1,168,000,000 (one thousand one hundred and sixty-eight million dollars), has been paid as of this date and is subject to customary price adjustments after the closing of the transaction. The after-tax amount to be received by Arauco is approximately US$967,000,000, which will generate an after-tax gain of approximately US$174 million to be recognized in this year’s results. This amount differs from the amount reported in the aforementioned Material Fact dated December 20th, 2023, as a result of the early recognition of deferred taxes at year-end 2023, in accordance with IFRS accounting standards.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Cristián Infante Bilbao

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago